[redacted]

SEC Mail Processing Section

APR 08 2008

Washington, DC 105

SECURI ... ON

08029664

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-52817

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GIA Financial Group LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

88 Inverness Circle East, Ste F-105
(No. and Street)

Centennial, Colorado 80112
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chester Hebert 303-962-7267
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J D S Professional Group
(Name – *if individual, state last, first, middle name*)

5670 Greenwood Plaza Boulevard, Suite 200, Greenwood Village, Colorado 80111
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 16 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chester Hebert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GIA Financial Group LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Chester Hebert
Signature

President
Title

Nicole M. Mouton
Notary Public

NICOLE M. MOUTON NOTARY PUBLIC STATE OF COLORADO

My Commission Expires 02/10/2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GIA FINANCIAL GROUP, LLC.

Financial Statements As Of December 31, 2007
And 2006

Together With Independent Auditors' Report

JDS professional group

certified public accountants, consultants and advisors

INDEPENDENT AUDITORS' REPORT

To the Member of GIA Financial Group, LLC:

We have audited the accompanying statements of financial condition of GIA Financial Group, LLC. (the "Company") as of December 31, 2007 and 2006, and the related statements of operations, changes in member's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GIA Financial Group, LLC. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

JDS Professional Group

February 25, 2008

Members:
American Institute of Certified Public Accountants • Colorado Society of Certified Public Accountants
5670 Greenwood Plaza Blvd., Suite 200 • Greenwood Village, CO 80111-2405 • 303 771 0123 • 303 771 0078 fax

www.jdscpagroup.com

GIA FINANCIAL GROUP, LLC

Statements Of Financial Condition
As Of December 31, 2007 And 2006

ASSETS	2007	2006
Cash	$ 8,257	$ 32,724
Commissions receivable	1,227	2,763
TOTAL ASSETS	$ 9,484	$ 35,487

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Commissions payable	$ 1,227	$ 6,591
Members' Equity	8,257	28,896
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 9,484	$ 35,487

The accompanying notes are an integral part of the financial statements.

GIA FINANCIAL GROUP, LLC

Statements Of Operations And Changes In Members' Equity
For The Years Ended December 31, 2007 And 2006

	2007	2006
Revenue:		
Commissions income	$ 44,492	$ 154,140
Other	36,165	2,230
Total Revenue	80,657	156,370
Expenses:		
Commissions	26,840	112,225
Consulting fees		5,300
Professional fees	2,625	1,903
Regulatory fees	1,722	3,600
Insurance		467
General and administrative	15,109	15,055
Total Expenses	46,296	138,550
NET INCOME	34,361	17,820
DISTRIBUTION TO OWNERS	(55,000)	
MEMBERS EQUITY, BEGINNING OF YEAR	28,896	11,076
MEMBERS' EQUITY, END OF YEAR	$ 8,257	$ 28,896

The accompanying notes are an integral part of the financial statements.

GIA FINANCIAL GROUP, LLC

Statements Of Cash Flows
For The Years Ended December 31, 2007 And 2006

	2007	2006
Cash flows from operating activities:		
Net income (loss)	$ 34,361	$ 17,820
Adjustments to reconcile net income to net to cash provided by operating activities:		
Decrease in commissions receivable	1,536	4,892
(Decrease) in commissions payable	(5,364)	(318)
Net cash provided by operating activities	30,533	22,394
Cash flows from financing activities:		
Distributions to owners	(55,000)	
Net cash (used in) financing activites	(55,000)	
NET INCREASE (DECREASE) IN CASH	(24,467)	22,394
CASH, BEGINNING OF YEAR	32,724	10,330
CASH, END OF YEAR	$ 8,257	$ 32,724

The accompanying notes are an integral part of the financial statements.

(1) **Nature Of Company**

GIA Financial Group, LLC ("Company") was organized as a Colorado limited liability company on June 13, 2000. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company sells mutual funds and variable products.

The Company does not hold customer securities or perform custodial functions relating to customer accounts, and therefore is exempt from the possession and control requirements of the Securities and Exchange Commission Rule 15c3-3 under 15c3-3(k)(1).

(2) **Summary Of Significant Accounting Policies**

Basis Of Accounting

The financial statements of the Company have been prepared on the accrual basis.

Use Of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimated.

Cash And Cash Equivalents

For purposes of the statement of cash flows, the Company considers demand deposits and short-term investments with original maturities of three months or less as cash and cash equivalents.

Accounts Receivable

Accounts receivable primarily consists of commissions due from annuity/mutual fund companies. The Company prepares accruals when it is certain that the commissions will be paid within 30 days.

Revenue Recognition

Revenue is recorded as income when it is believed to be collectible within 30 days.

Income Tax

The Company is treated as a partnership for federal income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the tax returns of the members and taxed depending on their respective tax status. Therefore, the financial statements do not reflect a provision for income taxes.

(3) **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2007 and 2006, the Company had net capital of $8,257 and $28,896, respectively, which was $3,257 and $23,896 in excess of its required net capital of $5,000. For the years ended December 31, 2007 and 2006, the Company's net capital ratio was .15 to 1 and .23 to 1, respectively.

(4) **Related Party Transactions**

For the year ended December 31, 2006, the Company paid $15,000 for services rendered to the Company by Group Insurance Analysts, Inc., which share a common president.

(5) **NASD Member Special Payment**

During 2007, as part of the consolidation of the National Association of Security Dealers, Inc. (NASD) and the New York Stock Exchange (NYSE) member regulation, all NASD members received a one-time special payment in the amount of $35,000.

(6) **Change Of Ownership**

In November 2007, the existing owner assigned 100% ownership of the Company to TCD Development Corporation. The Company will continue to operate as a registered securities broker-dealer with the Securities and Exchange Commission.

SCHEDULE I

Net capital		
Total member's equity qualified for net capital	$	8,257
Total capital		8,257
Deductions and/or charges		
Non-allowable assets:		
Commissions receivable		
Net capital	$	8,257
Aggregate indebtedness		
Items included in statement of financial condition:		
Commission payable	$	1,227
Total aggregate indebtedness	$	1,227
Computation of basis net capital requirement		
Minimum net capital required	$	5,000
Excess net capital at 1,000 percent	$	3,257
Ratio: Aggregate indebtedness to net capital		.15 to 1

Reconciliation with the Company's computation:

There is no material difference between the audited net capital and the Company's computation as reflected in Part II of Form X-17A-5 as of December 31, 2007, and therefore no reconciliation is necessary.

SCHEDULE II

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	Exemption from rule 15c3-3 is claimed (limited basis)
Information Relating to the Possession or Control Requirements Under Rule 15c3-3	Exemption from rule 15c3-3 is claimed (limited basis)
Schedule of Segregation Requirements and Funds in Segregation Pursuant to the Commodity Exchange Act	Not applicable
A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1, the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3, the Schedule of segregation Requirements and Funds in Segregation, and Corresponding Computations made by the Independent Auditors Based on the Audited Financial Statements	Exemption from rule 15c3-3 is claimed (limited basis)

JDS professional group
certified public accountants, consultants and advisors

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To Member of GIA Financial Group, LLC

In planning and performing our audit of the financial statements and supplemental schedules of GIA Financial Group, LLC. (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

JDS Professional Group

END

February 25, 2008